UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64050Y 100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,329,556 shares
	8	SHARED VOTING POWER 824,247 shares
	9	SOLE DISPOSITIVE POWER 1,329,556 shares
	10	SHARED DISPOSITIVE POWER 824,247 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,153,803 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,153,803 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,153,803 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,153,803 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 824,247 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 824,247 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,247 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.86%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 1,329,556 shares of Common Stock that are owned directly by Access Industries Holdings, LLC.
(2)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,153,803 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,153,803 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CONTINUATION PAGES TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Access Industries Holdings, Inc. (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report sales of common stock, $0.001 par value per share (the “Common Stock”), of Neon Therapeutics, Inc. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Act.

The Schedule 13D filed with the Securities and Exchange Commission on July 9, 2018 (the “Schedule”), as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on March 27, 2020, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

1,329,556 shares of Common Stock are owned directly by AIH and may be deemed to be beneficially owned by Access LLC, AIM and Len Blavatnik because (i) Access LLC holds a majority of the outstanding voting interests in AIH, (ii) AIM controls Access LLC and AIH, and (iii) Len Blavatnik controls AIM and Access LLC. Each of the Reporting Persons (other than AIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

824,247 shares of Common Stock are owned directly by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange. Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI Industries because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC holds a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); (vii) Access AI wholly owns Clal Industries Ltd. (“CI”); and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than CBI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

        On March 31, 2020, AIH sold 400,000 shares of Common Stock at a price of $2.3041 per share in a block trade.

(d) Not applicable.

(e) Not applicable.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.6	Joint Filing Agreement, dated as of April 2, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2020

ACCESS INDUSTRIES HOLDINGS, LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen Offer Gonen /s/ Assaf Segal Assaf Segal

* Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact